SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation	Stock Exchange Release November 1, 2005 at 12:00

UPM INTERIM REPORT 1 JANUARY – 30 September 2005

Third-quarter earnings per share were EUR 0.21 (0.31 for the third quarter of 2004), and excluding non-recurring items EUR 0.19 (0.19). Operating profit was EUR 165 million (247 million), and excluding non-recurring items EUR 157 million (137 million). Profit before tax was EUR 149 million (231 million), and excluding non-recurring items EUR 141 million (121 million).

UPM’s Interim Report for January–September 2005:

Cost-cutting and self-sufficiency in resources supported UPM’s result Efficiency improvements in all operations to continue

Key figures for July – September 2005 (July – September 2004)

•	Operating profit, excluding non-recurring items: EUR 157 million (137 million)

•	Earnings per share, excluding non-recurring items: EUR 0.19 (0.19)

•	Profit before tax, excluding non-recurring items: EUR 141 million (121 million)

•	Sales: EUR 2,243 million (2,449 million)

•	Balance sheet strengthened, gearing ratio 65%

UPM’s President and CEO Jussi Pesonen comments on the third quarter of 2005:

“UPM’s financial results in the third quarter of 2005 reflect systematic cost- reductions and high self-sufficiency in resources. However, this year is again marked by a sharp increase in the cost of both raw materials and energy. To restore targeted profitability, both significant improvements in our operational efficiency and increases in paper prices are needed. The biggest challenges are in our magazine paper and newsprint businesses, where it is clear we must further improve our cost-competitiveness.”

“We intend to remain the cost leader in the industry. Large production units and high self-sufficiency in both energy and chemical pulp give us a clear competitive advantage. However, we continue to look for ways to improve efficiency throughout the organisation. It is vital that we achieve the very highest degree of cost- competitiveness.”

“The start-up of Changshu’s new paper machine in China was very successful. During its first months of operation, we established a solid customer base. The machine achieved positive operating profit in September. Demand for its fine papers has developed as projected and prices are firm.”

“Advertising driven paper has continued to be in good demand. Average prices have been raised somewhat since the summer. Prices outside Europe have continued to show a positive trend and are well above those in Europe. Further price increases are expected as of the beginning of next year.”

“Demand for papers during the fourth quarter is predicted to be as good as in the same period last year. Average paper prices are forecast to be higher. Converted products and plywood continue to be in good demand, but the markets for sawn timber will remain oversupplied. The rise in costs is likely to be only moderate thanks to greater efficiency and high energy self-sufficiency.”

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Kari Toikka, Executive Vice President and CFO, UPM, tel. +358 204 15 0014

UPM

Corporate Communications

November 1, 2005

***

News Conference and Conference Call Information

A news conference regarding the Interim Report for January-September will be held today, November 1, 2005, at Restaurant Bank (entrance: Unioninkatu 22, Helsinki) at 15:00 Finnish time (13:00 GMT, 08:00 EST). The briefing can be followed live on the internet at the address www.upm-kymmene.com. A recording of the briefing can be seen at this address for the following three months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). A recording of the discussion can be heard until November 8, 2005 by calling: +44 (0) 1452 550 000, access code: 1205635#. The conference call title is UPM Interim Report Q3/2005 Conference Call.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 1205635#.

UPM INTERIM REPORT 1 JANUARY – 30 September 2005

Key figures

	7-9/	7-9/	1-9/	1-9/	1-12/
	05	04 1)	05	04 1)	04 1)
Sales, EUR million	2,243	2,449	6,774	7,397	9,820
EBITDA, EUR million 2)	390	397	1,030	1,095	1,448
% of sales	17.4	16.2	15.2	14.8	14.7
Operating profit, EUR million	165	247	349	433	627
excluding non-recurring items, EUR million	157	137	341	323	422
Profit before tax, EUR million	149	231	348	371	556
excluding non-recurring items, EUR million	141	121	239	261	341
Profit for the period, EUR million	111	165	338	505	920
Earnings per share, EUR	0.21	0.31	0.65	0.96	1.76
excluding non-recurring items, EUR	0.19	0.19	0.32	0.39	0.49
Diluted earnings per share, EUR	0.21	0.31	0.65	0.96	1.75
Return on equity, %	6.0	9.3	6.0	9.5	12.6
excluding non-recurring items, %	5.3	5.5	2.9	3.8	3.4
Return on capital employed, %	6.2	9.0	5.0	5.6	6.0
excluding non-recurring items, %	6.0	5.6	3.8	4.5	4.3
Equity to assets ratio at end of period, %	47.5	44.3	47.5	44.3	48.2
Gearing ratio at end of period, %	65	69	65	69	61
Shareholders’ equity per share at end of period, EUR	14.14	13.62	14.14	13.62	14.46
Net interest-bearing liabilities at end of period, EUR million	4,845	4,956	4,845	4,956	4,617
Capital employed at end of period, EUR million	12,717	12,813	12,717	12,813	12,953
Gross capital expenditure, EUR million	161	140	529	464	686
Personnel at end of period	31,266	34,001	31,266	34,001	33,433

1)	The figures for 2004 have been adjusted to correspond with the new and revised IFRS standards. The effect of share-based option expenses on operating profit for July-September 2004 was EUR -3 million, for January-September 2004 EUR -9 million and for January-December 2004 EUR -12 million. Profit before tax for October- December 2004 was reduced by EUR 26 million due to the valuation of Metso shares. See New IFRS standards and revised IAS standards.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

Earnings

Third quarter of 2005 compared with third quarter of 2004

Sales for the third quarter of 2005 were EUR 2,243 million, a decrease of 8% on the EUR 2,449 million for the third quarter of 2004. Paper deliveries were 2,444,000 tonnes, 8% lower than a year ago.

After the industry-wide labour dispute in Finland had ended on 30 June, production at UPM’s Finnish mills returned to normal within 4-5 days. The labour dispute and the strike at the Miramichi mill in Canada resulted in lower paper deliveries. Demand for paper in UPM’s main markets was as strong as last year.

Operating profit was EUR 165 million (247 million). Operating profit for the third quarter includes a non-recurring capital gain of EUR 25 million from the sale of Loparex Group and EUR 17 million in non-recurring pension costs relating to the new labour agreement at Miramichi paper mill. Excluding non-recurring items the operating profit was EUR 157 million (137 million). The third quarter of 2004 includes EUR 29 million in goodwill amortization. Higher average paper prices, especially in North America, and improved cost efficiency enhanced profitability and outweighed the impact of the higher cost of raw materials and energy. Operating profit, excluding non-recurring items, was 7.0% of sales (5.6%).

Profit before tax was EUR 149 million (231 million). UPM’s share of the results, after tax, of associated companies and joint ventures was EUR 15 million (12 million). The labour dispute had a negative impact of approximately EUR 20 million on the third-quarter profit before tax. Exchange rate and fair value gains and losses resulted in a gain of EUR 14 million (gain of EUR 19 million). Interest and other finance costs, net, were EUR 45 million (47 million).

Income taxes were EUR 38 million (66 million).

Profit for the third quarter was EUR 111 million (165 million) and earnings per share were EUR 0.21 (0.31). Excluding non-recurring items, earnings per share were EUR 0.19 (0.19).

•	First nine months of 2005 compared with first nine months of 2004

Sales for January-September were EUR 6,774 million, 8% lower than last year’s figure of EUR 7,397 million. Paper deliveries were 7,265,000 tonnes, 9% lower than last year.

Operating profit was EUR 349 million (433 million). Excluding non-recurring items, the operating profit was EUR 341 million (323 million). Last year’s figure includes EUR 80 million in goodwill amortization. Average paper prices translated into euros were higher. Raw material price increases exceeded the rate of inflation, whereas cost cuttings across all segments and greater cost efficiency improved profitability. Operating profit, excluding non-recurring items, was 5.0% of sales (4.4%).

Profit before tax was EUR 348 million (371 million). UPM’s share of the profits, after tax, of associated companies and joint ventures was EUR 27 million (52 million). The labour dispute in Finland had a negative impact of approximately EUR 195 million on profit before tax. Exchange rate and fair value gains and losses resulted in a loss of EUR 4 million (gain of EUR 23 million). Interest and other finance costs, net, were EUR 114 million (137 million).

Income taxes were EUR 10 million (134 million positive) and the effective tax rate, excluding the impact of non-recurring items, was 30% (28%).

Profit for the period was EUR 338 million (505 million) and earnings per share were EUR 0.65 (0.96). Operating cash flow per share was EUR 1.23 (1.17).

Deliveries

Paper deliveries for the first nine months were 7,265,000 tonnes, 9% lower than the previous year’s figure of 7,978,000 tonnes. Magazine paper deliveries were down 12%, newsprint 6% and fine and speciality papers 6%.

Financing

At the end of the review period the gearing ratio was 65% (69% at 30 September 2004).

Net interest-bearing liabilities were EUR 4,845 million (4,956 million).

The cash flow from operating activities, before capital expenditure and financing, was EUR 643 million (615 million). The increase in working capital was EUR 121 million (333 million).

In October, after the review period, Moody’s lowered the company’s credit rating from Baa1 to Baa2. The credit ratings for UPM’s bonds are BBB (S&P - stable) and Baa2 (Moody’s - stable).

Personnel

During the first nine months of the year, UPM had an average of 33,518 employees (35,224 for this period last year). The number at the end of September was 31,266 (34,001).

Capital expenditure and restructurings

Gross capital expenditure during the first nine months of the year was EUR 529 million (464 million), 7.8% of sales (6.3%).

A decision was taken in July to modernize Schongau paper mill in Germany. The investment programme will cost EUR 41 million and is scheduled to be completed during the second quarter of 2006.

In August UPM announced a programme to enhance its competitive position in uncoated magazine papers. The programme includes closures of older paper machines and a new SC paper machine to be built in central Europe for late 2007 start-up.

Also in August, it was decided to modernize the Kaipola mill’s paper machines to step up the use of biofuels at a total cost of EUR 40 million. These investments will be completed by the end of 2006.

In September it was decided to invest in a new Raflatac production facility in China. The EUR 40 million facility is scheduled to start production early in 2007.

UPM Rafsec’s high-volume RFID tag production facility in the USA started production in September. The facility is part of a USD 24 million (EUR 19 million) investment programme.

The sale of Loparex Group was completed on 31 August. The sale price - around EUR 230 million - resulted in a capital gain of about EUR 25 million. Loparex Group had sales of EUR 337 million in 2004 and employed 1,360 people.

In September, negotiations with employee representatives at Kymi paper mill in Finland were started with a view to closing down two paper machines with a total annual production capacity of 20,000 tonnes of bleached machine-glazed kraft papers. The negotiations were completed in October and the machines will be shut down by the end of this year.

Shares

UPM shares worth EUR 8,871 million were traded on the Helsinki Stock Exchange during the period January-September (6,903 million). The highest quotation was EUR 18.15 in March and the lowest EUR 15.05 in April. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 270 million (231 million).

The Annual General Meeting held on 31 March 2005 decided to reduce the share capital by invalidating, without payment, 8,000,000 own shares acquired by the company. The meeting also decided to buy back a minimum of 100 and a maximum of 25,000,000 own shares and authorized the Board of Directors to decide on the disposal of own shares.

In addition, the meeting authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, through one or several issuances of new shares and/or one or several convertible bond issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000.

The meeting also authorized the Board of Directors to issue share options to key personnel of the UPM-Kymmene Group. In total, the share options will entitle the subscription of a maximum of 9,000,000 shares.

On 30 September 2005 the company held 162,000 own shares. Since the Annual General Meeting UPM has bought back 900,000 own shares, 738,000 out of which were relinquished in the acquisition of the outstanding 40% of the shares in ZAO Chudovo.

During August 2005, 2,000 of UPM’s 2002E share options were exercised into 4,000 ordinary shares. These shares will be registered in the Trade Register during the fourth quarter of 2005.

The number of shares entered in the Trade Register at 30 September 2005 was 523,251,130. Through the issue authorization and share options, the number of shares may increase to a maximum of 652,166,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Litigation

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company has responded, and is continuing to respond, to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada, and subsequently in other countries. The competition authorities have started investigations into alleged antitrust activities with respect to various products of the company. Consequently, the EU authorities and the authorities in several of its member states, Canada and certain other countries, have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has made no decisions concerning the applications for immunity, which decisions are pending and available.

UPM has also been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004, UPM received a European Commission Statement of Objections concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to EUR 11 million. UPM has responded to the Statement of Objections.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

Market outlook

Demand for papers during the fourth quarter of the year is predicted to be as good as in the same period last year. Average paper prices are forecast to be higher, and further price increases are expected from the beginning of next year.

Demand for converted products is expected to remain good. Plywood continues to be in good demand, but the markets for sawn timber will remain oversupplied.

The rise in the Group’s costs is likely to be only moderate thanks to greater efficiency and high energy self-sufficiency.

Divisional reviews

Magazine Papers

	7-9/	4-6/	1-3/	10- 12/	7-9/	4-6/	1-3/
	05	05	05	04	04	04	04
Sales, EUR million	726	693	737	876	836	823	757
EBITDA, EUR million 1)	154	55	125	113	145	118	105
% of sales	21.2	7.9	17.0	12.9	17.3	14.3	13.9
Depreciation, amortization and impairment charges, EUR million	-103	-102	-99	-192	-116	-116	-111
Operating profit, EUR million	34	-47	26	-108	29	2	-6
% of sales	4.7	-6.8	3.5	-12.3	3.5	0.2	-0.8
Amortization of goodwill, EUR million	—	—	—	-14	-15	-15	-14
Non-recurring items, EUR million 2)	-17	—	—	-104	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	51	-47	26	10	44	17	8
% of sales	7.0	-6.8	3.5	1.1	5.3	2.1	1.1
Deliveries, 1,000 t	1,048	1,020	1,110	1,324	1,217	1,244	1,155

	1-9/	1-9/	1-12/
	05	04	04
Sales, EUR million	2,156	2,416	3,292
EBITDA, EUR million 1)	334	368	481
% of sales	15.5	15.2	14.6
Depreciation, amortization and impairment charges, EUR million	-304	-343	-535
Operating profit, EUR million	13	25	-83
% of sales	0.6	1.0	-2.5
Amortization of goodwill, EUR million	—	-44	-58
Non-recurring items, EUR million 2)	-17	—	-104
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	30	69	79
% of sales	1.4	2.9	2.4
Deliveries, 1,000 t	3,178	3,616	4,940

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

2)	In 2005 non-recurring items consist of a provision of EUR 17 million for pension costs at Miramichi, and in 2004 of charges of EUR 110 million relating to the closure of Miramichi kraft pulp mill and income of EUR 6 million relating to changes in the Finnish pension system.

Third quarter of 2005 compared with third quarter of 2004

Magazine Papers booked an operating profit, excluding amortization of goodwill and non-recurring items, of EUR 51 million, EUR 7 million higher than a year ago. Sales decreased by EUR 110 million (13%) to EUR 726 million. Paper deliveries were 169,000 tonnes (14%) down on last year due to the labour dispute in Finland during the second quarter of 2005 and the strike at the Miramichi mill in Canada.

Operating profit benefited from higher average paper prices and improved cost efficiency. Average prices for magazine papers translated into euros were almost 7% up on this period last year.

At the Miramichi mill a new labour agreement was reached in August and the first paper machine restarted production in mid-September. The second machine is planned to start up later this year.

January - September 2005 compared with January - September 2004

Operating profit, excluding amortization of goodwill and non-recurring items, for the first nine months of the year decreased to EUR 30 million from last year’s EUR 69 million. Sales declined by EUR 260 million (11%) to EUR 2,156 million. Paper deliveries were down by 438,000 tonnes (12%). The biggest contributor to the decrease was the labour dispute in Finland. Average prices for magazine papers translated into euros were over 4% up on this period last year. Paper prices were higher in all the main markets, most notably in the USA.

Markets

In Europe, demand for coated magazine paper during the first nine months of the year improved by 2% over the corresponding period last year. Demand for uncoated magazine paper fell by 3%. In North America, demand for coated magazine papers decreased by 2% while demand for uncoated magazine paper rose by 6%. On other markets, especially in Asia, demand continued to be strong.

Average market prices for magazine paper in Europe during the first nine months of the year were slightly up on last year. In the USA, average US dollar prices were about 15% higher.

Newsprint

	7-9/	4-6/	1-3/	10- 12/	7-9/	4-6/	1-3/
	05	05	05	04	04	04	04
Sales, EUR million	297	318	312	342	316	320	317
EBITDA, EUR million 1)	76	58	64	53	62	49	56
% of sales	25.6	18.2	20.5	15.5	19.6	15.3	17.7
Depreciation, amortization and impairment charges, EUR million	-48	-48	-47	-54	-55	-57	-58
Operating profit, EUR million	28	10	17	1	7	-8	-2
% of sales	9.4	3.1	5.4	0.3	2.2	-2.5	-0.6
Amortization of goodwill, EUR million	—	—	—	-7	-7	-7	-7
Non-recurring items, EUR million 2)	—	—	—	2	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	28	10	17	6	14	-1	5
% of sales	9.4	3.1	5.4	1.8	4.4	-0.3	1.6
Deliveries, 1,000 t	593	631	632	736	645	667	671

	1-9/	1-9/	1-12/
	05	04	04
Sales, EUR million	927	953	1,295
EBITDA, EUR million 1)	198	167	220
% of sales	21.4	17.5	17.0
Depreciation, amortization and impairment charges, EUR million	-143	-170	-224
Operating profit, EUR million	55	-3	-2
% of sales	5.9	-0.3	-0.2
Amortization of goodwill, EUR million	—	-21	-28
Non-recurring items, EUR million 2)	—	—	2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	55	18	24
% of sales	5.9	1.9	1.9
Deliveries, 1,000 t	1,856	1,983	2,719

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

2)	Non-recurring items in 2004 relate to changes in the Finnish pension system.

Third quarter of 2005 compared with third quarter of 2004

Operating profit, excluding amortization of goodwill and non-recurring items, improved from last year by EUR 14 million to EUR 28 million. Sales were EUR 297 million, EUR 19 million (6%) lower than a year ago. Paper deliveries were 52,000 tonnes (8%) lower due to the labour dispute in Finland.

Higher paper prices and improved cost efficiency boosted profitability. Recycled fibre prices were slightly lower than last year but the cost of energy was higher. Average prices for newsprint and improved newsprint translated into euros were about 2% up.

January - September 2005 compared with January - September 2004

Operating profit, excluding amortization of goodwill and non-recurring items, increased by EUR 37 million to EUR 55 million. Sales were EUR 927 million, EUR 26 million (3%) lower than the previous year. The main reasons were the labour dispute in Finland and the closure of Voikkaa paper machine last year. Paper deliveries were 127,000 tonnes (6%) lower. Average prices for newsprint and improved newsprint translated into euros were almost 4% up.

Markets

Demand for standard and improved newsprint in Europe were 2% higher than in the first nine months of 2004. Market prices for standard newsprint averaged 3% higher in Europe.

Fine and Speciality Papers

	7-9/	4-6/	1-3/	10- 12/	7-9/	4-6/	1-3/
	05	05	05	04	04	04	04
Sales, EUR million	576	495	537	545	581	561	588
EBITDA, EUR million 1)	93	34	94	84	95	82	95
% of sales	16.1	6.9	17.5	15.4	16.4	14.6	16.2
Depreciation, amortization and impairment charges, EUR million	-56	-51	-49	-53	-48	-49	-49
Operating profit, EUR million	37	-17	45	34	47	33	46
% of sales	6.4	-3.4	8.4	6.2	8.1	5.9	7.8
Amortization of goodwill, EUR million	—	—	—	-1	-1	-2	-1
Non-recurring items, EUR million 2)	—	—	—	3	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	37	-17	45	32	48	35	47
% of sales	6.4	-3.4	8.4	5.9	8.3	6.2	8.0
Deliveries, 1,000 t	793	684	720	739	787	756	792

	1-9/	1-9/	1-12/
	05	04	04
Sales, EUR million	1,608	1,730	2,275
EBITDA, EUR million 1)	221	272	356
% of sales	13.7	15.7	15.6
Depreciation, amortization and impairment charges, EUR million	-156	-146	-199
Operating profit, EUR million	65	126	160
% of sales	4.0	7.3	7.0
Amortization of goodwill, EUR million	—	-4	-5
Non-recurring items, EUR million 2)	—	—	3
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	65	130	162
% of sales	4.0	7.5	7.1
Deliveries, 1,000 t	2,197	2,335	3,074

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

2)	Non-recurring items relate to changes in the Finnish pension system.

Third quarter of 2005 compared with third quarter of 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was EUR 37 million, compared with last year’s figure of EUR 48 million. Sales were EUR 576 million, slightly down on last year. Paper deliveries were little changed. The labour dispute in Finland reduced deliveries but production by Changshu’s new machine increased deliveries correspondingly.

The profitability of fine papers was negatively affected mainly by lower paper prices. The profitability of label and packaging papers was unchanged. Average prices for fine and speciality papers translated into euros were about 2% down.

January - September 2005 compared with January - September 2004

Operating profit, excluding amortization of goodwill and non-recurring items, fell by half to EUR 65 million. Sales declined by EUR 122 million (7%) to EUR 1,608 million. Paper deliveries were 6% down at 138,000 tonnes. The main reason for the decrease was the labour dispute in Finland. Average prices for fine and speciality papers translated into euros were slightly lower.

Markets

In Europe, demand for uncoated fine paper was slightly higher than during the first nine months of last year. Demand for coated fine paper increased by 3%. Demand for speciality papers remained good. In Asia demand for both uncoated and coated fine paper was strong.

Average market prices for uncoated and coated fine paper in Europe were 2% down on the same period last year. In Asia recent fine paper prices have been somewhat under pressure.

Converting

	7-9/	4-6/	1-3/	10-12/	7-9/	4-6/	1-3/
	05	05	05	04	04	04	04
Sales, EUR million	345	345	361	355	351	354	354
EBITDA, EUR million 1)	22	17	32	26	30	32	34
% of sales	6.4	4.9	8.9	7.3	8.6	9.0	9.6
Depreciation, amortization and impairment charges, EUR million	-11	-11	-12	-13	-14	-13	-13
Operating profit, EUR million	36	6	20	15	16	19	21
% of sales	10.4	1.7	5.5	4.2	4.6	5.4	5.9
Amortization of goodwill, EUR million	—	—	—	-1	-2	-1	-1
Non-recurring items, EUR million 2)	25	—	—	2	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	11	6	20	14	18	20	22
% of sales	3.2	1.7	5.5	3.9	5.1	5.6	6.2

	1-9/	1-9/	1-12/
	05	04	04
Sales, EUR million	1,051	1,059	1,414
EBITDA, EUR million 1)	71	96	122
% of sales	6.8	9.1	8.6
Depreciation, amortization and impairment charges, EUR million	-34	-40	-53
Operating profit, EUR million	62	56	71
% of sales	5.9	5.3	5.0
Amortization of goodwill, EUR million	—	-4	-5
Non-recurring items, EUR million 2)	25	—	2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	37	60	74
% of sales	3.5	5.7	5.2

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

2)	Non-recurring items in 2005 include a gain of EUR 25 million on the sale of Loparex Group, and in 2004 income of EUR 2 million arising from changes in the Finnish pension system.

Third quarter of 2005 compared with third quarter of 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was EUR 11 million, EUR 7 million down on last year. The decrease is due to higher raw material costs and to lost sales resulting from the labour dispute in Finland. The profitability of Raflatac’s businesses continued to be good, while Walki Wisa’s profitability remained unsatisfactory. Additional costs arising from the restructuring of Walki Wisa were booked in the third quarter.

Third-quarter sales for the Converting division were EUR 345 million, EUR 6 million down on last year. Raflatac’s sales increased most notably in film-based products and in the USA and Asia. UPM Rafsec started RFID tag production in the USA. Walki Wisa’s sales volumes and prices were below last year’s.

The sale of Loparex Group was concluded on 31 August 2005.

January - September 2005 compared with January - September 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was EUR 37 million, down by EUR 23 million on last year. Sales for the first nine months of the year were EUR 1,051 million (1,059 million). The lower sales figure is explained by the sale of the siliconized paper business and the labour dispute in Finland.

Markets

The market for pressure-sensitive labelstock continued to grow at a steady rate in the USA and Europe; in the Asia-Pacific region demand grew faster. Demand for industrial wrappings remained satisfactory, but competition increased.

Wood Products

	7-9/	4-6/	1-3/	10-12/	7-9/	4-6/	1-3/
	05	05	05	04	04	04	04
Sales, EUR million	301	341	312	326	354	418	388
EBITDA, EUR million 1)	8	25	26	14	12	27	22
% of sales	2.7	7.3	8.3	4.3	3.4	6.5	5.7
Depreciation, amortization and impairment charges, EUR million	-11	-12	-12	-34	-13	-13	-13
Operating profit, EUR million	-3	13	14	-26	109	14	9
% of sales	-1.0	3.8	4.5	-8.0	30.8	3.3	2.3
Amortization of goodwill, EUR million	—	—	—	—	—	—	—
Non-recurring items, EUR million 2)	—	—	—	-27	110	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	-3	13	14	1	-1	14	9
% of sales	-1.0	3.8	4.5	0.3	-0.3	3.3	2.3
Production, plywood 1,000 m3	199	259	247	249	212	257	251
Production, sawn timber 1,000 m3	475	455	495	581	482	631	582

	1-9/	1-9/	1-12/
	05	04	04
Sales, EUR million	954	1,160	1,486
EBITDA, EUR million 1)	59	61	75
% of sales	6.2	5.3	5.0
Depreciation, amortization and impairment charges, EUR million	-35	-39	-73
Operating profit, EUR million	24	132	106
% of sales	2.5	11.4	7.1
Amortization of goodwill, EUR million	—	—	—
Non-recurring items, EUR million 2)	—	110	83
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	24	22	23
% of sales	2.5	1.9	1.5
Production, plywood 1,000 m3	705	720	969
Production, sawn timber 1,000 m3	1,425	1,695	2,276

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

2)	Third-quarter 2004 operating profit includes a EUR 110 million gain on the sale of Brooks Group. Fourth-quarter 2004 non-recurring items include charges of EUR 34 million relating to restructuring at the Finnish sawmills and plywood mills and income of EUR 7 million relating to changes in the Finnish pension system.

Third quarter of 2005 compared with third quarter of 2004

The Wood Products division made a third-quarter operating loss, excluding amortization of goodwill and non-recurring items, of EUR 3 million, compared with a EUR 1 million loss last year. The main reason for the weak profitability was the labour dispute in Finland. The plywood business was more profitable but sawmilling continued to make a loss. The profitability of the Puukeskus building supplies business was good.

Sales by the Wood Products division were EUR 301 million, EUR 53 million less than a year ago. The divestment of Brooks Group in 2004 contributed to the drop in sales. Plywood sales were good but sawmilling suffered from oversupply. Sales of building supplies continued to be brisk.

January - September 2005 compared with January - September 2004

Operating profit, excluding non-recurring items of EUR 24 million, improved slightly on last year. Sales for the first nine months of the year decreased by EUR 206 million to EUR 954 million, mainly due to divestments.

Markets

Demand for plywood, particularly birch plywood, continued to be brisk and delivery times were longer. The supply/demand balance in sawn redwood markets continued to improve. The market for whitewood remained oversupplied. Average plywood prices were up on last year but sawn timber prices were slightly down.

Other Operations

	7-9/	4-6/	1-3/	10-12/	7-9/	4-6/	1-3/
EUR million	05	05	05	04	04	04	04
Sales 1)	111	136	137	101	128	145	164
EBITDA 2)	37	53	57	63	53	37	41
Depreciation, amortization and impairment charges	-4	-7	-6	-4	-14	-10	-10
Operating profit 3) of which	33	46	51	278	39	27	31
Forestry	17	5	22	14	16	14	22
Energy Department, Finland	23	41	29	42	27	23	26
Other and eliminations	-7	—	—	222	-4	-10	-17
Operating profit, excluding non-recurring items	33	46	51	59	39	27	31

	1-9/	1-9/	1-12/
EUR million	05	04	04
Sales 1)	384	437	538
EBITDA 2)	147	131	194
Depreciation, amortization and impairment charges	-17	-34	-38
Operating profit 3) of which	130	97	375
Forestry	44	52	66
Energy Department, Finland	93	76	118
Other and eliminations	-7	-31	191
Operating profit, excluding non-recurring items	130	97	156

1)	Includes sales outside the Group.

2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

3)	Non-recurring items in 2004 consist of income of EUR 249 million attributable to changes in the Finnish pension system (TEL) and provisions totalling EUR 30 million for Group restructurings and wood procurement agreements.

Third Quarter of 2005 compared with third quarter of 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was EUR 33 million, EUR 6 million down on the same period last year. Sales declined from EUR 128 million to EUR 111 million.

The effect on the operating loss of cash flow hedges included in “Other and eliminations” was EUR 1 million (gain of 5 million).

January - September 2005 compared with January - September 2004

Operating profit, excluding amortization of goodwill and non-recurring items, improved by EUR 33 million to EUR 130 million during the first nine months. The Energy Department (Finland) was the main contributor.

The effect on operating profit of cash flow hedges included in “Other and eliminations” was EUR 15 million (14 million).

The value of wood raw material harvested from the Group’s own forests was EUR 22 million (31 million). The change in the fair value of biological assets (growing trees) was EUR 47 million (46 million).

Deliveries and production

	7-9/	4-6/	1-3/	10-12/	7-9/	4-6/	1-3/
	05	05	05	04	04	04	04
Deliveries
Magazine papers, 1,000 t	1,048	1,020	1,110	1,324	1,217	1,244	1,155
Newsprint, 1,000 t	593	631	632	736	645	667	671
Fine and speciality papers, 1,000 t	793	684	720	739	787	756	792
Converting papers, 1,000 t	10	8	16	15	14	14	16
Deliveries total Production	2,444	2,343	2,478	2,814	2,663	2,681	2,634
Paper, 1,000 t	2,840	1,929	2,653	2,689	2,826	2,639	2,732
Plywood, 1,000 m3	199	259	247	249	212	257	251
Sawn timber, 1,000 m3	508	493	528	617	517	662	613
Chemical pulp, 1,000 t	516	237	548	547	585	550	561

	1-9/	1-9/	1-12/
	05	04	04
Deliveries
Magazine papers, 1,000 t	3,178	3,616	4,940
Newsprint, 1,000 t	1,856	1,983	2,719
Fine and speciality papers, 1,000 t	2,197	2,335	3,074
Converting papers, 1,000 t	34	44	59
Deliveries total Production	7,265	7,978	10,792
Paper, 1,000 t	7,422	8,197	10,886
Plywood, 1,000 m3	705	720	969
Sawn timber, 1,000 m3	1,529	1,792	2,409
Chemical pulp, 1,000t	1,301	1,696	2,243

Associated companies and joint ventures

	7-9/	4-6/	1-3/	10-12/	7-9/	4-6/	1-3/
EUR million	05	05	05	04	04	04	04
Share of result after tax
Oy Metsä-Botnia Ab	13	-10	14	9	17	23	7
Pohjolan Voima Oy	-1	-11	12	-3	-5	-1	4
Other	3	2	5	—	—	6	1
Total	15	-19	31	6	12	28	12

	1-9/	1-9/	1-12/
EUR million	05	04	04
Share of result after tax
Oy Metsä-Botnia Ab	17	47	56
Pohjolan Voima Oy	—	-2	-5
Other	10	7	7
Total	27	52	58

The first quarter of 2005 includes non-recurring income of EUR 12 million relating to the valuation of the assets of Pohjolan Voima Oy.

The final quarter of 2004 includes non-recurring income of EUR 10 million relating to changes in the Finnish pension system, EUR 6 million of which is attributable to Metsä-Botnia, EUR 3 million to Pohjolan Voima and EUR 1 million to other companies.

Third Quarter of 2005 compared with third quarter of 2004

UPM’s share of the results of associated companies and joint ventures was EUR 15 million, EUR 3 million up on last year.

January - September 2005 compared with January - September 2004

UPM’s share of the results of associated companies and joint ventures, including non-recurring income of EUR 12 million, was down by EUR 25 million on last year. Metsä-Botnia’s pulp mills were affected by the labour dispute in Finland.

The average price of Northern Bleached Softwood Kraft (NBSK) pulp was USD 615/tonne, slightly down. The price of short-fibre pulp (BHKP) was USD 579/tonne, up by 10%. The corresponding prices in euros were EUR 486/tonne for NBSK (down 4%) and EUR 458/tonne for BHKP (up 6%).

Helsinki, 1 November 2005

UPM-Kymmene Corporation

Board of Directors

Financial information

This Interim Report is unaudited

Condensed consolidated income statement

	7-9/	7-9/	1-9/	1-9/	1-12/
EUR million	2005	2004	2005	2004	2004
Sales	2,243	2,449	6,774	7,397	9,820
Other operating income	46	126	90	153	168
Costs and expenses	-1,891	-2,068	-5,826	-6,345	-8,239
Depreciation, amortization and impairment charges	-233	-260	-689	-772	-1,122
Operating profit	165	247	349	433	627
Share of results of associated companies and joint ventures	15	12	27	52	58
Gains on available- for-sale investments, net	—	—	90	—	1
Exchange rate and fair value gains and losses	14	19	-4	23	48
Interest and other finance costs, net	-45	-47	-114	-137	-178
Profit before tax	149	231	348	371	556
Income taxes	-38	-66	-10	134	364
Profit for the period	111	165	338	505	920
Attributable to:
Equity holders of parent company	111	165	339	505	919
Minority interest	—	—	-1	—	1
	111	165	338	505	920
Basic earnings per share, EUR	0.21	0.31	0.65	0.96	1.76
Diluted earnings per share, EUR	0.21	0.31	0.65	0.96	1.75

Condensed consolidated balance sheet

EUR million	30.09.2005	30.09.2004	31.12.2004

ASSETS
Non-current assets
Goodwill	1,513	1,580	1,560
Other intangible assets	534	508	519
Property, plant and equipment	7,541	7,883	7,621
Biological assets	1,166	1,140	1,143
Investments in associated companies and joint ventures	1,017	1,006	1,047
Deferred tax assets	332	326	246
Other non-current assets	438	657	666
	12,541	13,100	12,802
Current assets
Inventories	1,251	1,199	1,138
Trade and other receivables	1,615	1,791	1,745
Cash and cash equivalents	207	117	142
	3,073	3,107	3,025
Assets held for sale	22	—	—
Total assets	15,636	16,207	15,827

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent Share capital	889	890	891
Share issue	—	—	1
Share premium reserve	826	737	745
Fair value and other reserves	190	242	273
Retained earnings	5,491	5,261	5,676
	7,396	7,130	7,586

Minority interest	19	31	26

Total equity	7,415	7,161	7,612
Non-current liabilities
Deferred tax liabilities	921	1,240	932
Non-current interest-bearing liabilities	4,319	4,849	4,424
Other non-current liabilities	644	806	610
	5,884	6,895	5,966
Current liabilities
Current interest-bearing liabilities	983	803	917
Trade and other payables	1,354	1,348	1,332
	2,337	2,151	2,249
Total liabilities	8,221	9,046	8,215
Total equity and liabilities	15,636	16,207	15,827

Consolidated statement of changes in shareholders’ equity

Attributable to equity holders of the parent

EUR million	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total

Shareholders’ equity at 1 January 2004	890	—	737	—	-42	263	5,149	6,997
Share-based compensation	—	—	—	—	—	9	—	9
Translation differences	—	—	—	—	10	—	—	10
Other items	—	—	—	—	—	2	—	2
Cash flow hedges recorded in shareholders’ equity, net of tax	—	—	—	—	—	-26	—	-26
transferred to income statement, net of tax	—	—	—	—	—	7	—	7
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	—	—	—	—	19	—	19
transferred to income statement, net of tax	—	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	—	-393	-393
Profit for the period	—	—	—	—	—	—	505	505
Balance at 30 September 2004	890	—	737	—	-32	274	5,261	7,130

Shareholders’ equity at 1 January 2005	891	1	745	—	-55	328	5,676	7,586
Share options exercised	12	-1	67	—	—	—	—	78
Acquisition of treasury shares	—	—	—	-151	—	—	—	-151
Relinquishment of treasury shares	—	—	—	11	—	—	—	11
Cancellation of treasury shares	-14	—	14	137	—	—	-137	—
Share-based compensation	—	—	—	—	—	6	—	6
Translation differences	—	—	—	—	22	—	—	22
Cash flow hedges recorded in shareholders’ equity, net of tax	—	—	—	—	—	-59	—	-59
transferred to income statement, net of tax	—	—	—	—	—	-11	—	-11
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	-89	—	-89
Dividend for 2004	—	—	—	—	—	—	-387	-387
Business combinations	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	339	339
Balance at 30 September 2005	889	—	826	-3	-33	226	5,491	7,396

EUR million	Minority interest	Total equity

Shareholders’ equity at 1 January 2004	32	7,029
Share-based compensation	—	9
Translation differences	—	10
Other items	-1	1
Cash flow hedges recorded in shareholders’ equity, net of tax	—	-26
transferred to income statement, net of tax	—	7
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	19
transferred to income statement, net of tax	—	—
Dividend paid	—	-393
Profit for the period	—	505
Balance at 30 September 2004	31	7,161

Shareholders’ equity at 1 January 2005	26	7,612
Share options exercised	—	78
Acquisition of treasury shares	—	-151
Relinquishment of treasury shares	—	11
Cancellation of treasury shares	—	—
Share-based compensation	—	6
Translation differences	—	22
Cash flow hedges recorded in shareholders’ equity, net of tax	—	-59
transferred to income statement, net of tax	—	-11
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	51
transferred to income statement, net of tax	—	-89
Dividend for 2004	—	-387
Business combinations	-6	-6
Profit for the period	-1	338
Balance at 30 September 2005	19	7,415

Condensed consolidated cash flow statement

EUR million	1-9/ 2005	1-9/ 2004	1-12/ 2004

Cash flow from operating activities
Profit for the period	338	505	920
Adjustments, total	640	562	419
Change in working capital 1)	-121	-333	-114
Cash generated from operations	857	734	1,225
Finance costs, net	-131	-77	-156
Income taxes paid	-83	-42	-72
Net cash from operating activities	643	615	997

Cash flow from investing activities
Acquisitions and share purchases	-15	-10	-42
Purchases of intangible and tangible assets	-502	-481	-630
Asset sales and other investing cash flow	550	160	206
Net cash used in investing activities	33	-331	-466

Cash flow from financing activities
Change in loans and other financial items	-163	-120	-317
Share issue	78	—	—
Dividends paid	-388	-393	-393
Cash paid for UPM shares	-139	—	—
Net cash used in financing activities	-612	-513	-710

Change in cash and cash equivalents	64	-229	-179

Cash and cash equivalents at beginning of period	142	338	338
Foreign exchange effect on cash	1	8	-17
Change in cash and cash equivalents	64	-229	-179
Cash and cash equivalents at end of period	207	117	142

Operating cash flow per share, EUR	1.23	1.17	1.90

1)	The year 2004 includes EUR -179 million arising from termination of the asset securitization programme.

Quarterly information

(For changes in accounting policies, see page 16)

EUR million	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04

Sales by segment
Magazine Papers	726	693	737	876	836	823	757
Newsprint	297	318	312	342	316	320	317
Fine and Speciality Papers	576	495	537	545	581	561	588
Converting	345	345	361	355	351	354	354
Wood Products	301	341	312	326	354	418	388
Other Operations	111	136	137	101	128	145	164
Internal sales	-113	-75	-118	-122	-117	-124	-117
Sales, total	2,243	2,253	2,278	2,423	2,449	2,497	2,451

Operating profit by segment
Magazine Papers	34	-47	26	-108	29	2	-6
Newsprint	28	10	17	1	7	-8	-2
Fine and Speciality Papers	37	-17	45	34	47	33	46
Converting	36	6	20	15	16	19	21
Wood Products	-3	13	14	-26	109	14	9
Other Operations	33	46	51	278	39	27	31
Operating profit, total	165	11	173	194	247	87	99
% of sales	7.4	0.5	7.6	8.0	10.1	3.5	4.0
Share of results of associated companies and joint ventures	15	-19	31	6	12	28	12
Gains on available-for-sale investments, net	—	1	89	1	—	—	—
Exchange rate and fair value gains and losses	14	-15	-3	25	19	10	-6
Interest and other finance costs, net	-45	-28	-41	-41	-47	-46	-44
Profit/loss before tax	149	-50	249	185	231	79	61
Income taxes	-38	72	-44	230	-66	214	-14
Profit for the period	111	22	205	415	165	293	47

Basic earnings per share, EUR	0.21	0.05	0.39	0.80	0.31	0.56	0.09
Diluted earnings per share, EUR	0.21	0.05	0.39	0.79	0.31	0.56	0.09
Average number of shares, basic (1,000)	523115	521617	520281	523827	523579	523579	523579
Average number of shares, diluted (1,000)	524710	522131	523065	526772	526167	526101	525949

Non-recurring items in operating profit
Non-recurring items in operating profit are specified in the divisional reviews.
Magazine Papers	-17	—	—	-104	—	—	—
Newsprint	—	—	—	2	—	—	—
Fine and Speciality papers	—	—	—	3	—	—	—
Converting	25	—	—	2	—	—	—
Wood Products	—	—	—	-27	110	—	—
Other Operations	—	—	—	219	—	—	—
Non-recurring items in operating profit, total	8	—	—	95	110	—	—
Non-recurring items reported after operating profit	—	—	101	10	—	—	—
Non-recurring items reported in taxes	—	58	—	284	—	235	—
Non-recurring items, total	8	58	101	389	110	235	—

Operating profit, excluding non-recurring items	157	11	173	99	137	87	99
% of sales	7.0	0.5	7.6	4.1	5.6	3.5	4.0
Profit before tax, excluding non-recurring items	141	-50	148	80	121	79	61
% of sales	6.3	-2.2	6.5	3.3	4.9	3.2	2.5
Earnings per share, excl. non-recurring items, EUR	0.19	-0.07	0.20	0.10	0.19	0.11	0.09
Return on equity, excl. non-recurring items, %	5.3	neg.	5.6	3.0	5.5	3.4	2.7
Return on capital employed, excl. non- recurring items, %	6.0	neg.	6.1	4.0	5.6	4.0	3.7

EUR million	1-9/ 05	1-9/ 04	1-12/ 04

Sales by segment
Magazine Papers	2,156	2,416	3,292
Newsprint	927	953	1,295
Fine and Speciality	1,608	1,730	2,275
Papers
Converting	1,051	1,059	1,414
Wood Products	954	1,160	1,486
Other Operations	384	437	538
Internal sales	-306	-358	-480
Sales, total	6,774	7,397	9,820

Operating profit by segment
Magazine Papers	13	25	-83
Newsprint	55	-3	-2
Fine and Speciality Papers	65	126	160
Converting	62	56	71
Wood Products	24	132	106
Other Operations	130	97	375
Operating profit, total	349	433	627
% of sales	5.2	5.9	6.4
Share of results of associated companies and joint ventures	27	52	58
Gains on available-for-sale investments, net	90	—	1
Exchange rate and fair value gains and losses	-4	23	48
Interest and other finance costs, net	-114	-137	-178
Profit/loss before tax	348	371	556
Income taxes	-10	134	364
Profit for the period	338	505	920
Basic earnings per share, EUR	0.65	0.96	1.76
Diluted earnings per share, EUR	0.65	0.96	1.75
Average number of shares, basic (1,000)	521671	523579	523641
Average number of shares, diluted (1,000)	523302	526072	526247

Non-recurring items in operating profit
Non-recurring items in operating profit are specified in the divisional reviews.
Magazine Papers	-17	—	-104
Newsprint	—	—	2
Fine and Speciality papers	—	—	3
Converting	25	—	2
Wood Products	—	110	83
Other Operations	—	—	219
Non-recurring items in operating profit, total	8	110	205
Non-recurring items reported after operating profit	101	—	10
Non-recurring items reported in taxes	58	235	519
Non-recurring items, total	167	345	734
Operating profit, excluding non-recurring items	341	323	422
% of sales	5.0	4.4	4.3
Profit before tax, excluding non-recurring items	239	261	341
% of sales	3.5	3.5	3.5
Earnings per share, excl. non-recurring items, EUR	0.32	0.39	0.49
Return on equity, excl. non-recurring items, %	2.9	3.8	3.4
Return on capital employed, excl. non-recurring items, %	3.8	4.5	4.3

Changes in property, plant and equipment

EUR million	1-9/ 2005	1-9/ 2004	1-12/ 2004

Book value at beginning of period	7,621	8,125	8,125
Acquired companies	15	—	4
Capital expenditure	485	438	568
Decreases	-105	-68	-67
Depreciation and impairment charges	-634	-648	-955
Translation difference and other changes	159	36	-54
Book value at end of period	7,541	7,883	7,621

Commitments and contingencies

EUR million	30.09.2005	30.09.2004	31.12.2004

Own commitments
Mortgages	95	160	111

On behalf of associated companies and joint ventures
Guarantees for loans	25	45	44

On behalf of others
Guarantees for loans	2	5	3
Other guarantees	6	7	7

Other own commitments
Leasing commitments for the next 12 months	20	25	23
Leasing commitments for subsequent periods	88	72	82
Other commitments	58	54	38

Capital commitments

EUR million	Completion	Total cost	By 31.12.04	1-9/ 05	After 30.9.05

Nordland PM3, rebuild	June 2006	83	—	28	55
New power plant, Chapelle Darblay	March 2007	75	—	12	63
New power plant, Shotton	Nov. 2006	62	—	24	38
Tervasaari PM 8, additional capacity	Feb. 2006	64	13	28	23
Docelles PM1, rebuild	Sep. 2006	26	—	2	24

Notional amounts of derivative financial instruments

EUR million	30.09.2005	30.09.2004	31.12.2004

Currency derivatives
Forward contracts	4,034	3,323	3,358
Options, bought	10	10	—
Options, written	10	—	—
Swaps	594	590	577

Interest rate derivatives
Forward contracts	2,701	6,556	4,446
Options, bought	—	—	—
Options, written	—	153	139
Swaps	3,025	3,030	2,747

Other derivatives
Forward contracts	16	8	8
Swaps	38	15	47

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-9/ 2005	1-9/ 2004	1-12/ 2004

Sales to associated companies	30	36	50
Purchases from associated companies	309	406	539
Non-current receivables at end of period	15	13	11
Trade and other receivables at end of period	10	10	20
Trade and other payables at end of period	64	143	132

Key exchange rates for the euro at end of period

	30.9.2005	30.6.2005	31.3.2005	31.12.2004	30.9.2004	30.6.2004	31.3.2004

USD	1.2042	1.2092	1.2964	1.3621	1.2409	1.2155	1.2224
CAD	1.4063	1.4900	1.5737	1.6416	1.5740	1.6343	1.5979
JPY	136.25	133.95	138.44	139.65	137.17	132.40	126.97
GBP	0.6820	0.6742	0.6885	0.7051	0.6868	0.6708	0.6659
SEK	9.3267	9.4259	9.1430	9.0206	9.0588	9.1451	9.2581

Accounting policies

This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

New IFRS standards and revised IAS standards

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement.

These new standards must be applied for annual periods beginning on or after 1 January 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. restatement of comparative information resulting in a reversal of a gain of EUR 26 million in the 2004 income statement to fair value reserve in equity.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after 1 January 2005 and applies to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended 31 December 2004 and 31 December 2003 of EUR 12 million and EUR 6 million, respectively. The corresponding expense for the first quarter of 2005 is EUR 3 million.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after 31 March 2004. Goodwill related to acquisitions prior to 31 March 2004 continued to be amortized through 31 December 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to 31 March 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after 1 January 2005. Amortization of acquired goodwill in 2004 totalled EUR 100 million. These assets will not be amortized in 2005.

In December 2004, the IASB issued IFRIC Interpretation 3, Emission Rights, which specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. At its meeting on 25 June 2005, IASB voted to withdraw IFRIC 3.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

UPM-Kymmene Corporation

Pirkko Harrela, Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations